[Letterhead of Orrick, Herrington & Sutcliffe LLP]

January 18, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	American Express Issuance Trust II

American Express Receivables Financing Corporation VIII LLC

Registration Nos. 333-185503; 01

Amendment No. 1 to Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of American Express Receivables Financing Corporation VIII LLC, as Depositor to the American Express Issuance Trust II, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 1 to Registration Statement on Form S-3.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (212) 506-5189.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Robert B. Moyle

Robert B. Moyle

Enclosure